Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated (dollars in thousands):

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges:
Fixed charges (1)	$53,061	$40,243	$31,984	$30,196	$39,064
Net income (loss) available to common stockholders	156,867	39,201	(42,826)	156,461	(84,470)
Earnings	$209,928	$79,444	$(10,842)	$186,657	$(45,406)

Ratio of earnings to fixed charges	4.0	2.0	(0.3)	6.2	(1.2)

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$53,061	$40,243	$31,984	$30,196	$39,064
Preferred stock dividends (2)	4,468	4,468	4,468	2,718	—
Combined fixed charges and preferred dividends	57,529	44,711	36,452	32,914	39,064
Net income (loss) available to common stockholders	156,867	39,201	(42,826)	156,461	(84,470)
Earnings	$214,396	$83,912	$(6,374)	$189,375	$(45,406)

Ratio of earnings to combined fixed charges and preferred stock dividends	3.7	1.9	(0.2)	5.8	(1.2)
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(1)     Fixed charges consist of primarily interest expense, as defined under U.S. generally accepted accounting principles, on our repurchase agreements.

(2)	There were no shares of preferred stock outstanding prior to 2014, therefore, there are no amounts for preferred stock dividends included in the above calculations.